                         PAN WESTERN ENERGY CORPORATION
                      1850 South Boulder Avenue, Suite 300
                              Tulsa, Oklahoma 74110

                              Information Statement
                            Pursuant to Section 14(f)
                     Of the Securities Exchange Act of 1934
                            And Rule 14f-1 thereunder

                                  INTRODUCTION

         This Information Statement is being mailed on or before October 10, 2000, to holders of record on September 29, 2000, of shares of Common Stock of Pan Western Energy Corporation (the "Company"), an Oklahoma corporation, in connection with the anticipated change in a majority of the members of the Company's Board of Directors, under the terms of the Merger Agreement and Plan of Reorganization (the "Agreement") dated August 25, 2000, between the Company and IntelliReady, Inc. (sometimes referred to as "IntelliReady"). This transaction will hereinafter be referred to as the "Proposed Transaction."

         Under the Agreement, the shareholders of IntelliReady will acquire approximately 95% of the Common Stock of the Company. See "Certain Information Concerning Security Ownership of Certain Beneficial Owners and Management."

         At the closing called for by the Agreement, the Company will deliver the resignations of each of its officers and directors and a new Board of Directors will be elected who will then appoint new officers of the Company. As soon as practicable after the completion of the closing, the shareholders of IntelliReady will cause the Company to call a special meeting of its shareholders ("Proposed Stockholders Meeting") to: effect a recapitalization of the Company which may include a reverse stock split of a magnitude not yet determined; change the name of the Company to IntelliReady, Inc.; and change the domicile of the Company to Colorado. After the reverse stock split and recapitalization the shareholders of IntelliReady will own approximately 95% of the Common Stock of the Company.

         This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company as a result of completion of the Proposed Transaction, and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

         The Company is an independent oil and gas company which, until recently, engaged in the acquisition, development and production of oil and gas in the United States. The Company was incorporated in 1981 under the laws of the State of Oklahoma to explore for, develop, produce and manage oil and gas reserves. Early efforts of the Company focused on exploratory drilling in Oklahoma, Colorado, Kansas, Nebraska and Texas. Since 1989, the Company has focused primarily on the acquisition of producing oil and gas properties in Oklahoma and Texas. During 1995 and 1996, the Company acquired the producing oil and gas properties of six limited




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

partnerships in which the Company was the general partner. These producing properties, along with producing properties acquired from others during the same period, significantly increased the Company's asset base. In addition, in August 1998, the Company purchased 11 wells in Sherman County, Texas from Exxon Corporation. During the remainder of 1998, the average daily gross production from these 11 wells was approximately 848 mcf per day.

         As of December 31, 1999, the Company owned and operated producing oil and gas properties located in the states of Texas and Oklahoma and owned royalty interests in 14 non-operated wells located in the state of Ohio. Daily gross production from 104 wells operated by the Company in these states currently averages approximately 81 Bbls of oil and 1,968 Mcf of gas. Total daily production from both operated and non-operated wells, net to the Company's interest, averaged approximately 103 Bbls of oil and 1,575 Mcf of gas from a total of 70 net wells during the year ended December 31, 1999.

         During the fourth quarter of 1999, the Company retained Albrecth & Associates, Inc., Houston, Texas, to dispose of the Company's oil and gas properties. No offer for the properties was received prior to December 31, 1999 that was sufficient to pay the Company's secured and unsecured creditors. Based on Albrecth & Associates' estimate of the properties' value at the time, the Company complied with Albrecth's recommendation to take the properties off the market.

         On June 19, 2000, the Company signed an agreement with Cambrian Capital Corporation ("Cambrian") transferring substantially all of the Company's oil and gas properties to Cambrian in lieu of a foreclosure proceeding. The oil and gas properties transferred to Cambrian were held as collateral for the repayment of approximately $9.0 million of non-recourse secured debt owed to Cambrian by the Company. As a result of the transaction, the Company was released from all debt owed to Cambrian. Based on the Company's January 1, 2000 Report of Audited Reserves prepared by an independent petroleum engineering firm, the value of the oil and gas properties transferred to Cambrian was substantially less than the debt owed to Cambrian. Further, as part of the transaction, Cambrian agreed to make funds available to the Company for payment to unsecured creditors. In addition, Cambrian agreed to purchase from the Company 10% of the Company's common stock for $250,000 on or before December 31, 2000. The effective date of the transaction was July 31, 2000. Since May, 2000, in anticipation that the Company no longer would be engaged in the oil and gas business, the Company has attempted to find an operating enterprise with which to merge or otherwise form a business combination. After reviewing and entertaining several proposals, the Company's board of directors voted to accept IntelliReady's proposal.

         IntelliReady is a technology integrator that provides home automation services to its customers. Following the closing of the Proposed Transaction, the Company will seek additional business opportunities in the communications, Internet, digital content, home automation and the structured wiring businesses. IntelliReady has indicated its intentions to have the Company acquire certain of these interest but has informed the Company that it has not yet determined the terms and conditions of any such acquisition.




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

         The parties intend to close under the Agreement as soon as possible, but not later than October 3, 2000. However, the obligations of the parties to close are subject to the satisfaction of certain conditions. One condition is compliance with all applicable securities laws, rules and regulations, including Securities and Exchange Commission (the "SEC") Rule 14f-1 which requires the Company to provide not less than ten days prior written notice to its shareholders of the change in a majority of the Company's directors. The new directors may not take office until the expiration of the ten-day period.

                                   MANAGEMENT

         The directors and executive officers currently serving the Company are as follows:

Name                                        Age               Position
----                                        ---               --------

Sid L. Anderson                             53                Chairman, President and CEO

Clayton E. Woodrum                          60                Executive Vice President, Secretary
                                                              and Director

Vincent R. Kemendo                          46                Vice President and CFO

B.E. (Bud) Livingston                       74                Director

Frederick A. Bendana                        49                Director

Jimmac G. Lofton                            42                Director

         The Company's Directors will serve until the closing of the Agreement and until their successors are elected and qualified. New officers will be appointed by the new Board of Directors. Directors of the Company currently do not receive any compensation for serving in their capacity as directors, but are reimbursed for out-of-pocket expenses incurred in attending meetings.

         SID L. ANDERSON. Mr. Anderson has served as Chairman of the Board of Directors and President of the Company since its organization in 1981. From 1977 to 1981, Mr. Anderson was engaged in the private practice of law, specializing in taxation. From 1972 to 1977, Mr. Anderson was employed as a tax manager with KPMG Peat Marwick (formerly Peat, Marwick, Mitchell & Co.) in Tulsa, Oklahoma. Mr. Anderson received his Bachelor of Business Administration in Accounting and his Juris Doctor degrees from the University of Oklahoma in 1969 and 1972 respectively. Mr. Anderson was admitted to the Oklahoma Bar Association in 1972 and became a Certified Public Accountant in Oklahoma in 1974. Mr. Anderson is a former Director of the Oklahoma Independent Petroleum Association and member of its Natural Gas Committee. He is currently a member of the Executive Advisory Board for the College of Business Administration at the University of Tulsa, a former Regent and Chairman of the Rogers





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

University Board of Regents, and currently serves as a Trustee on Oklahoma State University - Tulsa's Board of Trustees. Mr. Anderson is former Chairman and Trustee of the Tulsa Industrial Authority as well as Chairman and Director of the Oklahoma Investment Forum and currently serves as Treasurer and Trustee of the University Center Tulsa Trust Authority. He is a member of the Company's Executive Committee.

         CLAYTON E. WOODRUM. Mr. Woodrum has been a principal in the financial consulting firm of Woodrum, Kemendo & Cuite, P.C. and its predecessors, located in Tulsa, Oklahoma since 1986. Mr. Woodrum received his Bachelor of Science degree in Accounting in 1963 from Kansas State University and became a Certified Public Accountant in Oklahoma in 1965. He is a member of the Company's Executive and Audit Committees.

         VINCENT R. KEMENDO. Mr. Kemendo joined the Company on December 26, 1995. From 1991 through 1995, Mr. Kemendo was a consultant with the consulting firm of Woodrum, Shoulders, Kemendo & Evanson in Tulsa, Oklahoma. From 1988 to 1991, Mr. Kemendo was employed as Controller for Mathew Auto Electric, Inc., an auto parts warehousing operation. From 1983 to 1988, Mr. Kemendo was Vice President - Budgeting and Administration for Fitzgerald, DeArman & Roberts, Inc., a regional brokerage firm with corporate headquarters in Tulsa, Oklahoma. Prior to that time Mr. Kemendo was employed by Cotton Petroleum Corporation as Coordinator of Financial Analysis. Mr. Kemendo received his Bachelor of Science in Business Administration degree from Drake University in 1977 and received his Masters of Business Administration from Oklahoma State University in 1978.

         B.E. (BUD) LIVINGSTON. Mr. Livingston was elected a Director of the Company in June 1996. Since 1979, Mr. Livingston has been President of his own oil and gas production companies, KATO Operating Company and Livingston Oil Company, and has performed independent consulting services for other oil and gas companies. From 1948 through 1978, Mr. Livingston was employed by Sunray Oil Corporation in a number of positions the most recent of which was Manager of Operations - Mid-Continent Region. He is a member of the Executive Committee.

         FREDERICK A. BENDANA. Mr. Bendana became a Director in 1998. Mr. Bendana has been Chairman of Ben-Trei, Ltd. since 1987. Ben-Trei, Ltd. is a global chemical fertilizer marketing, production and investment company. From April 1981 to 1987, Mr. Bendana was associated with International Chemical Company where he held several positions before resigning as a senior vice president and a member of the executive committee. Prior to this, Mr. Bendana held positions in both U.S. and Nicaraguan chemical companies. Mr. Bendana graduated from Rutgers University in 1973 with a Bachelor of Science in Agricultural Economics. Mr. Bendana is a member and has been a board member of numerous education and civic organizations including, Rogers University Board of Regents, The University Center at Tulsa Trust Authority, The Hispanic-American Foundation, and Tulsa Global Alliance. He is a member of the Company's Executive and Audit Committees.

         JIMMAC G. LOFTON. Mr. Lofton was selected as a Director in 2000 to fill a vacancy created by the resignation from the board of Tony Ciciola. Mr. Lofton is currently Branch Manager and Vice President for Raymond James & Associates, Inc. in Boca Raton, Florida.





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

Prior to joining Raymond James, Mr. Lofton was Branch Manager with JW Charles Securities in West Palm Beach, Florida. Mr. Lofton received his Bachelor of Arts degree from the University of Florida in 1980 with majors in Economics and English. Mr. Lofton is active in various civic organizations including the Jupiter Tequesta Athletic Association, Florida Alumni Association and the Securities Industry Association.

         The Company currently has an executive and audit committees of the Board of Directors made up of various members of the Company's Board of Directors. The Executive Committee includes: Sid L. Anderson, Clayton E. Woodrum, and B.E. Livingston. The Audit committee includes: Clayton E. Woodrum and Frederick A. Bendana.

         The Company's Board of Directors held two formal meetings during the year ended on December 31, 1999. The Company's Board of Directors has held two formal meetings this year and executed one set of consent minutes.

                COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

         To the best knowledge and belief of the Company each of the 10% Beneficial Owners and Directors has made the necessary filing on Form 3.

               DESIGNATED COMPANY DIRECTORS AND EXECUTIVE OFFICERS
                         AFTER CLOSING OF THE AGREEMENT

The following table sets forth the name, age and position of each of the persons expected to be designated by the Company to be elected to the Company's Board of Directors and each of the person expected to be appointed as an executive officer of the Company following completion of the Proposed Transaction.

Name                       Age                       Position
----                       ---                       --------

Scott B. Campbell          53                        President, CEO and Director

Thomas J. Wiens            48                        Chairman of the Board

Brendan F. Reidy           47                        Director

Sid L. Anderson            53                        Director

Gerald Raskin              59                        Director and Secretary

         SCOTT B. CAMPBELL. Mr. Campbell served as a Vice President of Worldgate Communications, Inc. from 1997 through August 2000. From 1994 to 1997 he was the founder of Genesis International Group, LLC, a cable industry and e-commerce consulting firm. From 1989 to 1993 he was the Executive Vice President of a subsidiary of the Home Shopping Network. He has a Bachelor of Science degree from the University of Delaware and has done graduate studies in marketing at Temple University.

         THOMAS J. WIENS. Mr. Thomas J. Wiens has served as the Chairman of IntelliReady, Inc. since its inception in April of 1998. Mr. Wiens is CEO of New West Capital, Inc. and First Western Industries, LLC, privately held venture capital and venture catalyst firms. Mr. Wiens has been involved in various entrepreneurial pursuits including banking, communications, insurance and recycling. Mr. Wiens was the founder and chairman of the Board of Directors of Recycling Industries from 1987 through May 1999 and was the 1998 recipient of the Ernst & Young LLP Entrepreneur of the Year award for his entrepreneurial activities as Chairman and CEO of Recycling Industries, Inc. Due to the precipitous decline in the price of metals due to the dumping of foreign steel in the U.S. marketplace Recycling Industries, Inc. filed for reorganization under Chapter 11 of the Federal Bankruptcy Code on February 22, 1999. The case is still pending in Federal Bankruptcy Court. Additionally Mr. Wiens has been named as a defendant in two lawsuits in connection with his services as an officer and director of Recycling Industries, Inc. He is vigorously defending the suits and believes they are without merit. Mr. Wiens received his BA from the School of Government and Public Administration at The American University in Washington D.C. and received a MDIV from Yale University. Mr. Wiens serves on the Board of Advisors of Yale Divinity School, the Board of Directors of the National Cutting Horse Association and various charitable organizations.

         BRENDAN F. REIDY. Mr. Reidy has been employed by US West Communications Inc. and its affiliates since 1995, most recently as Vice President, Corporate Strategy. Mr. Reidy previously served as an independent consultant and as a Senior Consultant to Arthur Andersen & Company. Mr. Reidy earned his Masters in Business Administration from the Wharton School of Business at the University of Pennsylvania and earned his undergraduate degree from Stanford University.

         GERALD RASKIN. Mr. Raskin is an attorney with more than 35 years of practice experience in securities law, corporate law and mergers and acquisitions. He was a member of Friedlob Sanderson Raskin Paulson & Tourtillott, LLC and its predecessor firms from 1977 through March 31, 2000. He currently is a business consultant. Mr. Raskin graduated from the Columbia University School of Law in 1965 and from the City College of the City of New York in 1962.

         SID L. ANDERSON. Mr. Anderson currently serves on the Company's Board of Directors and his biography was previously discussed.

                SECURITY OWNERSHIP OF CERTAIN CURRENT BENEFICIAL
                              OWNERS AND MANAGEMENT

         As of December 31, 1999, the Company had 3,621,873 issued and outstanding shares of Common Stock, the Company's only class of equity securities issued and outstanding. The following table sets forth, as of December 31, 1999, the number and percentage of shares of Common Stock of the Company owned beneficially by (i) each director of the Company, (ii) each officer of the Company named in the Summary Compensation Table, (iii) all directors and




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

executive officers of the Company as a group, and (iv) each person known to the Company to own of record or beneficially more than five percent of the Company's Common Stock. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to the shares indicated. As of December 31, 1999, the Company had more than 500 holders of Common Stock of record.

                                                      Number of Shares
Name of Beneficial Owner                             Beneficially Owned                Percent of Class(1)
------------------------                             ------------------                -------------------

Sid L. Anderson(2)(5)                                      1,746,468                         44.11%

Clayton E. Woodrum(3)                                        115,350                          3.10%

Vincent R. Kemendo(2)(5)                                     142,500                          3.85%

B.E. (Bud) Livingston(2)(6)                                   15,000                             *

Frederick A. Bendana(7)                                          500                             *

Jimmac G. Lofton(9)                                                *                             *

Pangloss International, S.A.(4)                              481,250                         12.51%

Cambrian Capital Partners LP(8)                              400,000                          9.95%

All Executive Officers and                                 2,019,818                         48.65%
Directors as a group (6 persons)(2)(3)

*        less than one percent

(1) Based upon 3,621,873 issued and outstanding shares of Common Stock at December 31, 1999. Shares of Common Stock which an individual or group has the right to acquire within 60 days pursuant to the exercise of options, warrants, or other convertible securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other individual or group shown in the table.

(2) Includes (a) with respect to Mr. Anderson, 337,500 shares issuable to him upon exercise of presently exercisable options; (b) with respect to Mr. Kemendo, 80,000 shares issuable to him upon exercise of presently exercisable options (as a condition to the Merger Mr. Anderson forfeited his options); and (c) with respect to Mr. Livingston, 15,000 shares issuable to him upon exercise of presently exercisable options. Mr. Anderson's and Mr. Kemendo's options will expire upon the closing of the Proposed Transaction.

(3) Includes 17,850 shares held by Mr. Woodrum's spouse and 80,000 shares issuable to Mr. Woodrum upon exercise of presently exercisable options. The address of Mr. Woodrum is Suite 605, 9 East 4th Street, Tulsa, Oklahoma 74103.

(4) Includes 225,000 shares issuable to Pangloss International, S.A. upon exercise of presently exercisable Common Stock purchase warrants. The address of Pangloss

         International, S.A. is New Moon House, Eastern Road, Nassau, Bahamas. Pangloss International, S.A. is a Bahamian corporation, all of the outstanding shares of which are owned by Robert A. Nihon who, by reason of such ownership, may be deemed the beneficial owner of the Company's securities held of record by Pangloss International, S.A. Mr. Nihon's address is the same as the address of Pangloss International.

(5) The address of Messrs. Anderson and Kemendo is Suite 300, 1850 South Boulder, Tulsa, Oklahoma 74119.

(6) The address of Mr. Livingston is Highway 66 North, Turnpike Gate, Bristow, Oklahoma 74010.

(7)      The address of Mr. Bendana is 7747 South Harvard Place, Tulsa, Oklahoma
         74136.

(8) Includes 400,000 shares issuable to Cambrian Capital Partners LLC upon exercise of presently exercisable common stock purchase warrants. The address for Cambrian Partners LLC is Two Houston Center, Suite 3150, 909 Fannin, Houston, Texas 77010.

(9) The address for Mr. Lofton is 1200 North Federal Highway, Suite 100, Boca Raton, Florida 33432.

         The following table sets forth, as of the date of closing the Proposed Transaction, the number of shares of Common Stock expected to be owned of record and beneficially by persons who are expected to be appointed as directors and executive officers of the Company, by persons who are expected to then hold 5% or more of the outstanding Common Stock of the Company and all expected future officers and directors as a group.

                                                   Number of Shares
Name of Beneficial Owner                         Beneficially Owned(1)                    Percent of Class
------------------------                         ---------------------                    ----------------

Sid L. Anderson(2)                                     1,408,967                                1.65%

First Western Industries, LLC(3)                      52,021,449                               61.03%

Gerald Raskin(4)                                         619,335                                 .73%

Scott B. Campbell(5)                                   2,477,343                                2.91%

Brendan Reidy(6)                                         825,781                                 .97%

Robert Kaminski(7)                                     8,893,661                               10.44%

Thomas J. Wiens(8)                                    52,021,449                               61.03%

All Executive Officers and                            57,352,876                               67.29%
Directors as a group (5 persons)(8)

1. All calculations are on a fully diluted basis and are based on stock ownership immediately prior to the proposed 8.25780933 reverse stock split. These calculations do not include the effects of stock payments that are required to be made to consultants for services that have or currently are being rendered because these payments are based on the fair market value of the company's stock once it becomes publicly traded. Furthermore, the net effect of these payments are not anticipated to materially alter the ownership interest of the officers, directors and 5% shareholders.

2. The address of Mr. Anderson is Suite 300, 1850 South Boulder Avenue, Tulsa, Oklahoma 74119

3. The address of First Western Industries is 5567 South Perry Park Road, Sedalia, Colorado 80135. First Western Industries is controlled by Thomas J. Wiens and his immediate family.

4. The address of Gerald Raskin is 830 Good Hope Drive, Castle Rock, Colorado 80104.

5. The address for Scott B. Campbell is 1390 South Potomac, Suite 136, Aurora, Colorado 80012.

6.       The address for Brendan Reidy is PO Box 880, Evergreen, Colorado 80437.

7. The address for Robert Kaminski is 24000 Southwestern Avenue, Park Forest, Illinois, 60466. These shares are actually held by the Robert
         S. Kaminski Revocable Trust.

8. The address for Thomas J. Wiens is 5567 South Perry Park Road, Sedalia, Colorado 80135. Mr. Wiens' interest consists of his beneficial ownership of First Western Industries, LLC's 52,021,449 shares.

                                LEGAL PROCEEDINGS

         During 1999, the Company was a party to various legal proceedings. In spite of cost cutting measures including personnel and salary reductions, the Company was unable to consistently pay a portion of it operating expenses which was the direct result of record low oil and natural gas prices during all or portions of calendar years 1997, 1998 and 1999. At this time, the Company has settled these legal proceedings, however, the Company is still in the process of collecting a judgment. To management's knowledge, no further legal proceedings from unsecured creditors are contemplated. In addition, the Company was party to a foreclosure action on the real estate it owned and occupied as its corporate headquarters. The building was recently sold to an unrelated third party. Proceeds from the sale were sufficient to pay off the mortgage secured by the real estate. No director, officer or affiliate of the Company, no owner of record or beneficial owner of more than five percent of the securities of the Company, or any associate of any such director, officer or security holder, nor stockholders of IntelliReady is a party adverse to the Company or has a material interest adverse to the Company in reference to the various legal proceedings.

                  EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

         The table below sets forth, in summary form, (1) the compensation paid, for the years shown, to Sid L. Anderson, the Company's President, and the two other highest-paid executive officers of the Company serving as executive officers on December 31, 1996 (the "Named Officers"); (2) the stock options and stock appreciation rights granted to the Named Officers for the years shown; and
(3) long-term payouts and other compensation to the Named Officers for the years shown.

                           SUMMARY COMPENSATION TABLE

                                         ANNUAL COMPENSATION                 AWARDS               PAYOUTS
                                   -------------------------------  -------------------------     -------
                                                                      RESTRICTED SECURITIES
                                                      OTHER ANNUAL    STOCK        UNDERLYING      LTIP        ALL OTHER
NAME AND PRINCIPAL                 SALARY      BONUS  COMPENSATION    AWARDS        OPTIONS/      PAYOUTS        COMP
POSITION                   YEAR     ($)         ($)       ($)         (1)($)         SARS(#)         $             $
------------------         ----    ------      -----  ------------  ----------     ----------     -------      ---------

Sid L. Anderson,           1999   150,000      5,000    30,097(2)       ---              ---        ---         10,000(5)
Chairman,                  1998   150,000      6,250   170,171(3)       ---          221,468        ---            ---
President and CEO          1997   150,000      6,250    85,130(4)       ---          330,000        ---            ---

B. E. Livingston, II       1999   *50,000        ---       ---          ---              ---        ---          1,500(5)
Vice President of          1998    48,000      2,500       ---          ---              ---        ---            353
Operations                 1997    48,000      2,000       ---          ---           80,000        ---            353

Vincent R. Kemendo         1999    52,000      2,167       ---          ---              ---        ---          3,120(5)
Vice President of          1998    40,000      2,167       ---          ---              ---        ---            ---
Finance                    1997    40,000      1,667       ---          ---           80,000        ---            ---

*(Mr. Livingston resigned his position with the effective Company November 1,
1999)

(1) Except as noted, none of the executive officers listed received perquisites or other personal benefits that exceeded the lesser of $50,000 or 10 percent of the salary and bonus for such officers.

(2) Includes a $11,250 guarantee fee paid to Mr. Anderson and a total of $18,847 paid by the Company to or on behalf of Mr. Anderson for country club dues and automobile allowance.

(3) Includes a $35,080 guaranty fee paid to Mr. Anderson a total of $104,090 which represents the excess of market price, reduced for a marketability discount, over the option exercise price, and a total of $31,001 paid by the Company to or on behalf of Mr. Anderson for country club dues and automobile allowance.

(4) Includes a $63,754 guaranty fee paid to Mr. Anderson (see "Employment Agreements") and a total of $21,376 paid by the Company to or on behalf of Mr. Anderson for country club dues, automobile allowance and life insurance premiums.

(5) Represents the Company's matching portion of 401(k) contributions made by the Company pursuant to the Company's retirement plan which was adopted January 1, 1999.

BONUS PLAN

         The Company has an incentive compensation bonus plan in effect for certain salaried employees other than its President. The annual bonus pool is equal to 10% of the annual net income of the Company in excess of $100,000. The plan is currently administered and allocated among the eligible employees by the Company's Board of Directors. No awards have been made under this plan since its inception.

STOCK OPTIONS

         DIRECTOR STOCK OPTION PLAN. The Company has adopted a Directors' Stock Option Plan pursuant to which non-employee Directors of the Company may be granted options to purchase shares of Common Stock of the Company. The total number of shares which may be issued pursuant to this plan is 150,000 shares of Common Stock. The plan provides that the exercise price of options granted pursuant to the plan shall not be less than the fair market value of the shares of Common Stock on the date of grant and that options granted are exercisable for the lesser of ten years from the date of grant or 30 days following termination as a member of the Company's Board of Directors. The plan is administered by the Board of Directors. Through December 31, 1998, options to purchase 32,500 shares of the Company's Common Stock at an exercise price ranging from $1.30 to $1.40 per share had been granted and were outstanding under this plan.

         EMPLOYEE STOCK OPTION PLAN. The Company has adopted an Employee Stock Option Plan pursuant to which employees and any other persons who perform substantial services for or on behalf of the Company may be granted options to purchase shares of Common Stock of the Company. Directors who are also employees are eligible to receive options under this plan. The total number of shares which may be issued pursuant to this plan is 100,000 shares of Common Stock. The plan provides that the exercise price of options granted pursuant to the plan shall not be less than the fair market value of the shares of Common Stock on the date of grant and that options granted are exercisable for the lesser of ten years from the date of grant or 30 days following termination of employment with the Company. The plan is administered by the Board of Directors. Through December 31, 1999, no options had been granted under this plan.

         During the year ended December 31, 1999, there were no issuances of stock options under the Directors Stock Option Plan or the Employee Stock Option Plan. During the year ended December 31, 1999, there were 80,000 options canceled due to the resignation of one employee. These options had not been issued under either of the Company's stock option plans.

         During the year ended December 31, 1998, there were 32,500 Director Stock Options canceled due to the resignation of two Directors of the Company. In addition, during the year ended December 31, 1998, the Company issued 221,468 stock options exercisable at $0.05 per share to the President of the Company. These options were not issued under either of the Company's stock option plans and were exercised on June 16, 1998. The Company recorded compensation expense of $104,090, representing the excess of market price, reduced for a marketability discount, over the option exercise price. Other than these option grants, there were no restricted stock awards granted, no options or stock appreciation rights were exercised, and no awards under any long-term incentive plan were made to any officer or employee of the Company during the year ended December 31, 1998.

         During the year ended December 31, 1997, the Company issued 50,000 stock options exercisable at $1.40 per share to Directors of the Company. These stock options were issued pursuant to the Director Stock Option Plan. In addition, during the year ended December 31, 1997, the Company issued 570,000 stock options exercisable at $1.40 per share to employees of the Company. These options were not issued under either of the Company's stock option plans. Other than these option grants, there were no restricted stock awards granted, no options or stock appreciation rights were exercised, and no awards under any long-term incentive plan were made to any officer or employee of the Company during the year ended December 31, 1997.

         During 1996, no restricted stock awards were granted, no stock options or stock appreciation rights were granted, no options or stock appreciation rights were exercised, and no awards under any long-term incentive plan were made to any officer or employee of the Company.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In 1995, the Company began paying a fee to Sid L. Anderson, Chairman of the Board, President and Chief Executive Officer of the Company, pursuant to the terms of a Guaranty Fee Agreement. Under the terms of this Agreement, Mr. Anderson receives an annual fee for guaranteeing Company debt equal to the greater of $15,000 or 3% of the guaranteed debt. During 1999, 1998, 1997 and 1996, fees paid to Mr. Anderson under this agreement were approximately $11,250, $35,080, $64,000 and $75,000, respectively.

         The Company incurs fees for tax and accounting services provided by a firm in which Clayton E. Woodrum, Executive Vice President and a Director of the Company, is a partner. Amounts paid by the Company to this firm during 1999, 1998, 1997 and 1996 were $4,934, $10,407, $11,359 and $39,943, respectively. In addition, during 1996, the Company issued a total of 35,700 shares of Common Stock to this firm in payment for services rendered. The value assigned to this stock, $49,980, was based on billings received from the firm. At the request of the firm, 17,850 of these shares were issued to Pat Woodrum, spouse of Clayton
E. Woodrum, and 17,850 of these shares were issued to Andrea Kemendo, spouse of a partner in the firm. The Company also incurs fees for business advisory services with a firm affiliated with this board member. Such amounts incurred in 1999, 1998 and 1997 were $36,000, $36,000 and $37,424, respectively.




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         Pursuant to an agreement signed in February 1996, B. E. (Bud)
Livingston, a former member of the Company's Board of Directors, will provide evaluation and reservoir engineering services to the Company with respect to oil and gas wells in Coal County, Oklahoma and Borden and Stonewall Counties, Texas in exchange for an amount equal to the net of a percentage of the net revenue interest and a percentage of the lease operating expenses attributable to certain producing oil and gas wells located in Garfield and Noble Counties, Oklahoma. During 1997 and 1996, no amounts were paid by the Company to Mr. Livingston pursuant to this agreement. However, a company affiliated with this former director provides various services to the Company. Such amounts incurred in 1999, 1998, 1997 and 1996 were $19,560.50, $7,114, $9,237 and $22,087, respectively.

         Any future transactions between the Company and its directors, officers, principal shareholders or their affiliates will be on terms no less favorable to the Company than may be obtained in similar, arms' length transactions with unaffiliated third parties.








THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.


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